Exhibit 99.2

EXECUTION VERSION

Vote Commitment and Assumption of Obligations

BY AND BETWEN,

ON THE ONE SIDE,

Nércio José Monteiro Fernandes

Alberto Menache

Alon Dayan

AND, ON THE OTHER SIDE,

StoneCo LTD.

DLP Capital LLC

DLPPAR Participações S.A.

AND, FURTHER, AS INTERVENING-CONSENTING PARTIES,

Linx S.A.

STNE Participações S.A.

________________________________

August 11, 2020

________________________________

Vote Commitment And Assumption Of Obligations

By this private instrument, on the one side:

I.          NÉRCIO JOSÉ MONTEIRO FERNANDES , Brazilian, married, system analyst, bearer with the Identity Card RG No. 7.760.014 SSP/SP, enrolled with the CPF/ME under No. 022.256.918-27, resident and domiciled in the City of São Paulo, State of São Paulo, with comercial address at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902 (“Nércio”);

II.         ALBERTO MENACHE, Brazilian, married, business manager, bearer with the Identity Card RG No. 24.257.036-7 SSP/SP, enrolled with the CPF/ME under No. 172.636.238-89, resident and domiciled in the City of São Paulo, State of São Paulo, with comercial address at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902 (“Alberto”);

III.        ALON DAYAN, Brazilian, married, engineer, bearer with the Identity Card RG No. 8.894.140-1 SSP/SP, enrolled with the CPF/ME under No. 014.642.468-90, resident and domiciled in the City of São Paulo, State of São Paulo, with comercial address at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902 (“Alon” and, jointly with Nércio and Alberto, “Linx Shareholders”);

And, on the other side:

IV.        STONECO LTD., a company organized and validly existing under the laws of the Cayman Islands, enrolled with the CNPJ/ME under nº 31.752.270/0001-82, with head-office at Harbour Place, 4th floor, suite 103, Church St., PO Box 10240 KY1-1002, Georgetown, Cayman Islands, herein represented in accordance with its Articles of Association (“StoneCo”);

V.         DLP CAPITAL LLC, a company organized and validly existing under the laws of Delaware United States of America, enrolled with the CNPJ/ME under nº 14.933.482/0001-47, with head-office in Delaware United States of America, herein represented in accordance with its articles of association, and DLPPAR PARTICIPAÇÕES S.A., a joint stock company organized and existing under the laws of Brazil, enrolled with the CNPJ/ME under nº 23.858.641/0001-87, with head-office at Rua Fidêncio Ramos, 308, room 91, CEP 04551-010, in the city of São Paulo, State of São Paulo , herein represented in accordance with its Bylaws (jointly, “DLP” and, jointly with StoneCo, “STNE Shareholders”);

and, further, as intervening-consenting parties:

VI.         LINX S.A., publicly-held company, with head office in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902, enrolled with CNPJ/ME under No. 06.948.969/0001-75 and registered with the Board of Trade of São Paulo (“JUCESP”) under NIRE 35.300.316.584 herein represented in accordance with its Bylaws (“Linx”); and

VII.       STNE PARTICIPAÇÕES S.A., a joint stock company enrolled with the CNPJ/ME under nº 35.767.420/0001-82, with head-office in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1609, 5º andar, Vila Olímpia, CEP 04547-006, herein represented in accordance with its Bylaws (“STNE” and, jointly with Linx, the “Companies”, and each of them individually, as “Company”);

All of them individually and indistinctly referred to as “Party” and jointly referred to as “Parties”.

WHEREAS:

A.        Linx Shareholders are, as of this date, holders of registered common shares, without par value, representing, together, 13.92% of Linx's capital stock;

B.        STNE Shareholders are, as of this date, holders of registered common shares, without par value, representing, together, 100% (one hundred percent) of STNE's capital stock;

C.        The Parties and the Company executed, on this date, the Association Agreement and Other Covenants (“Association Agreement”), in which they agreed on the main terms conditions for the merger of Linx shares into STNE, followed by the redemption of the new shares of STNE issued as a result of the merger of Linx’s shares (“Transaction”);

NOW, THEREFORE, the Parties decided to enter into this Vote Commitment and Assumption of Obligations (“Commitment”), under the terms of the applicable legal and regulatory provisions, which will be governed by the following clauses and conditions:

Chapter I – Compliance with the Commitment

1.1.      The Parties irrevocably and irreversibly undertake, directly and indirectly, to comply with this Commitment and to exercise the voting right to which the Bound Shares are entitled (as defined in Clause 2.1 below) under the terms set forth herein, as well as to abide by the restrictions on the circulation of the Bound Shares provided for herein, and also the reciprocal obligations assumed as signatories to this Commitment.

1.2.      Immediately after the execution hereof, a copy of this Commitment will be filed at Linx's headquarters and another copy will be filed at STNE's headquarters.

1.3.      This Commitment and the provisions set forth herein are binding and mandatory, where applicable, on the Linx Shareholders and the STNE Shareholders, as well as on Linx and STNE. This Commitment and the provisions set forth herein shall, pursuant to voting instructions to the STNE Shareholders for STNE and to the Linx Shareholders for Linx, be also complied with by the managers appointed by said shareholders at STNE and Linx.

1.3.1.        The Parties further agree that any and all rights inherent to the Bound Shares, or arising from their ownership, may not be exercised unless in accordance with this Commitment, under penalty of nullity, without prejudice to other legal effects and specific penalties provided for in this Commitment.

1.3.2.        Whenever there is a voting agreement set forth in any clause of this Commitment, the Companies are hereby authorized and required to compute the votes of the Parties as agreed herein, disregarding the contrary votes as they are null and void.

1.3.3.        For the purposes of this Commitment: “Protocol and Justification” means the Protocol and Justification for the Merger of Shares related to the Transaction to be prepared by the managements of the Companies and submitted to approval by their respective shareholders at the Extraordinary General Meeting.

Chapter II – Bound Shares

2.1.      This Commitment binds (i) all shares issued by Linx held by Linx Shareholders (and/or their permitted successors and assigns) on this date, and those that may be so in the future, including, without limitation, by subscription, acquisition, exchange, reverse split, splits, distribution of bonuses, distribution of dividends with payment in shares or in natura, capitalization of profits or other reserves, conversion of shares and arising from mergers, incorporations or spin-offs or any other corporate reorganization transactions, conversion or exchange of any bonds or securities, debentures and warrants, and any rights for subscription of shares or right for conversion or exchange for shares issued by Linx, as well as all the rights and prerogatives inherent thereto, which may be granted, at any time, to the Linx Shareholders (and/or to their successors and permitted assigns) (“Linx Bound Shares”); and (ii) all shares issued by STNE held by STNE Shareholders on this date, and those that may be so in the future, as long as this Commitment is in force, including, without limitation, by subscription, acquisition, exchange, reverse split, splits, distribution of bonuses, distribution of dividends with payment in shares or in natura, capitalization of profits or other reserves, conversion of shares and arising from mergers, incorporations or spin-offs or any other corporate reorganization transactions, conversion or exchange of any bonds or securities, debentures and warrants, and any subscription rights of shares or rights convertible or exchangeable into shares issued by STNE, as well as all the rights and prerogatives inherent thereto, which may be granted, at any time, to the STNE Shareholders (and/or their successors and permitted assigns) (“STNE Bound Shares”, and, together with Linx Bound Shares, “Bound Shares”).

Chapter III – Vote Commitments

3.1.      Linx Shareholders' Vote Obligation. Linx Shareholders irrevocably and irreversibly undertake to perform all necessary acts, and cooperate with the performance of all necessary acts by the other Parties and by Linx to give effect to the Association Agreement, to approve and consummate the Transaction, including, without limitation: (i) instructing the members of Linx´s Board of Directors eventually appointed by them (upon express exception of Linx’s independent directors) to take all measures, including voting, to approve and enter into the Protocol and Justification, as well as to call, attend and vote in favor of the approval of any other resolutions of the Board of Directors provided for in the Protocol and Justification or that otherwise may be necessary for the consummation of the Transaction, as well as executing the minutes of such Board of Directors’ meeting (ii) calling, attending and voting in favor of the approval of the corporate resolutions of the General Shareholders' Meetings of Linx related to the Transaction or provided for in the Protocol and Justification; and (iii) exercising their voting rights, as well as instructing the members of the Board of Directors of Linx eventually appointed by them (upon express exception of Linx’s independent directors), to reject the approval of any matter that may harm, impair or otherwise conflict with the Transaction or with any other obligation assumed in the Association Agreement. If, at the Linx General Shareholders’ Meeting regarding the Transaction, a sufficient approval quorum is reached for the approval of matters related to the Transaction, considering the favorable vote of other Linx shareholders, the Linx Shareholders are free to vote in favor or abstain from voting, according to their convenience, to the extent that, in this case, the calculation of the Linx Shareholders’ votes does not affect the effective approval of the Transaction. In any event, including General Shareholders’ meetings and Board of Directors’ meetings, the voting obligations of Linx Shareholders established in this Commitment will respect legal impediments and may not violate CVM and Novo Mercado rules.

3.2.      STNE Shareholders´ Obligation to Vote. STNE Shareholders irrevocably and irreversibly undertake to perform all necessary acts, and cooperate with the performance of all necessary acts by the other Parties and by STNE to give effect to the Association Agreement, to approve and consummate the Transaction, including, without limitation, calling, attending and voting in favor of the approval of the corporate resolutions of STNE's General Shareholders' Meetings regarding the Transaction or provided for in the Protocol and Justification, which may be necessary to approve the Protocol and Justification and the Transaction, and approve the Redemption of Shares (as described in the Association Agreement, as well as executing the minutes of such General Shareholders’ Meeting.

Chapter IV – Exclusivity

4.1.      STNE Shareholders and Linx Shareholders undertake to comply with the Association Agreement in all its terms and conditions, in particular the exclusivity undertaking set forth in Clause 7.1 of the Association Agreement.

4.2.      Cooperation. The Parties irrevocably and irreversibly undertake to cooperate with the performance of all necessary acts by the other Parties and by the Companies for the implementation of the Transaction, in its entirety.

4.3.      The Linx Shareholders undertakes to, from the date hereof, until which occurs first between (a) the conclusion of the Transaction; or (b) the termination of the Association Agreement, to:

(i)        Guarantee exclusivity to STNE for the conclusion of the Transaction or any similar and/or equivalent transaction;

(ii)       Not solicit, not seek and/or not iniciate any proposal related to any agreement, arrangement or transaction with third parties that may be competing or that may have the effect to compete with the Transaction, or that may prejudice or invalidate the conclusion of the Transaction, or that may have the same purpose or similar purpose ro the Transaction, including any corporate restructuring involving Linx (merger, incorporation of shares, capital reduction, demerger or amalgamation), public offer to the acquisition of shares intended to the shareholders of Linx or any transaction that may depend on the waiver or removal of the poison pill provided in Article 43 of the Bylaws of Linx (“Competing Transaction”); and

(iii)      inform all the others Parties of this Commitment, immediately and in written, regarding any written approach received by third parties with the intetion of carry out or discuss the implementation of a Competing Transaction.

Chapter II – Representations and Warranties

5.1.      STNE Shareholders, by themselves and by STNE, represent and warrant that:

(i)         STNE is a corporation duly organized and validly existing according to the laws of the Federative Republic of Brazil;

(ii)        STNE Shareholders (a) are holders and lawful owners of STNE Bound Shares, which are free and clear of any encumbrances, except as set forth in this Commitment; and (b) have full capacity to enter into this Commitment, carry out all the transactions provided for herein and comply with all obligations assumed herein, having taken all necessary measures to authorize its execution and the performance of the obligations set forth herein, except as expressly provided for in this Commitment; and

(iii)       there is no impediment on this date for the execution of this Commitment and of the Association Agreement or for the consummation of the Transaction.

5.2.      Linx Shareholders represent and warrant that:

(i)         Linx is a publicly-held company, duly organized and validly existing according to the laws of the Federative Republic of Brazil;

(ii)        Linx Shareholders (a) are holders and lawful owners of Linx Bound Shares, which are fully paid up and free and clear of any encumbrances, except as set forth in this Commitment and, in the case of Nércio, in relation to certain Linx shares of its ownership that are currently encumbered in guarantee of operation, and which, in any case, will be released prior to the Closing of the Transaction; and (b) have full capacity to enter into this Commitment, carry out all the transactions provided for herein and comply with all obligations assumed herein, having taken all necessary measures to authorize its execution and the performance of the obligations set forth herein, except as expressly provided for in this Commitment;

(iii)       there is no impediment on this date for the execution of this Commitment and of the Protocol and Justification or for the consummation of the Transaction and the fulfillment of the obligations provided for in this Commitment and in the Protocol and Justification; and

(iv)       there are not, at the date hereof, any obligations between the Linx Shareholders and/or Linx, directly or indirectly, and any person, that can be characterized as a proposal of a transaction, in any way, similar to the Transaction.

Chapter vi – Lock-up and Encumbrance of the Bound Shares

6.1.      During the term of this Commitment and of the Association Agreement, the Linx Shareholders, irrevocably and irreversibly undertake not to agree upon or carry out the sale, disposal or transfer, directly or indirectly, by any means or form whatsoever, of their Bound Shares, or any rights related thereto (“Transfer”), as well as not to create any liens or encumbrances of any nature, whether judicial or extrajudicial, on the Bound Shares, including, but not limited to, pledge, bond, usufruct, fiduciary sale, trust, promise of purchase and sale or granting of options, creation of rights of first refusal, rent, as well as entering into other voting agreements or shareholders’ agreements.

Chapter VII – Effective Date and Term

7.1.      This Commitment becomes effective, for all purposes and effects, as of this date and will remain in effect until (i) the consummation of the Transaction; or (ii) the termination of the Association Agreement, whichever occurs firslty.

Chapter VIII - Miscellaneous

8.1.      This Commitment will be filed at the headquarters of the Companies, which must strictly comply with it, in all its terms, clauses and conditions.

8.2.      At the general shareholders´ meetings and meetings of the management bodies of the Companies, the vote of any of the Parties shall not be admitted or counted unless it complies with the provisions of this Commitment. In any event, including General Shareholders’

meetings and Board of Directors’ meetings, the voting obligations of Linx Shareholders established in this Commitment will respect legal impediments and may not violate CVM and Novo Mercado rules.

8.3.      The eventual default of any of the obligations undertaken in this Commitment by any of the Parties, entitles the others to the right to claim their specific performance, as well as in case of default of any obligation of this Commitment by any of the Linx Shareholders, such Linx Shareholder shall pay a compensatory fine in the amount of R$ 30,000,000.00 (thirty million reais) in favor to STNE.

8.4.      The Parties, in the best form of law, recognize that, except as expressly provided for in this Commitment: (i) non-exercise, granting of a term, tolerance, or delay in exercising any right ensured to them by this Commitment or by law will not constitute novation or waiver of such right, nor will it prevent the eventual exercise thereof; (ii) the partial exercise of such right will not prevent the subsequent exercise of the remainder of such right, or the exercise of any other right; (iii) the waiver of any right will only be valid if granted in writing; and (iv) the waiver of a right will be restrictively constructed and will not be considered a waiver of any other right granted by this Commitment.

8.5.      This Commitment is irrevocably and irreversibly entered into, except in the cases provided for herein, and is binding on the Parties and their respective successors and assignees in any capacity, and may not be assigned or transferred by any Party, in whole or in part, except through prior and written consent of the other Parties. Any change or modification to this Commitment can only be made or will only bind the Parties, if written and signed by all Parties.

8.6.      If any term or provision stipulated in this Commitment is considered null, illegal, unenforceable or not applicable, due to a legal provision or a final judicial, administrative or arbitration decision, all other conditions and provisions set forth herein will remain in full force, it being certain that, in such a case, the Parties will negotiate in good faith an amendment to this Commitment with a view to restoring the original scope of the Parties, to the extent possible.

8.7.      The Parties agree that this document constitutes an extrajudicial enforcement order and that in the event of any breach of this Commitment, the injured parties, in addition to fines to which they are entitled, may take precautionary measures and specific performance of the violated terms.

8.8.      This Commitment will be governed and interpreted in accordance with the laws of the Federative Republic of Brazil.

8.9.      Failure to comply with any of the rules provided for in this Commitment will cause the ineffectiveness of the infringing act before the Companies.

8.10.    The Parties and the two witnesses execute this Commitment through electronic means, provided that the Parties hereby declare and expressly agrees, for the purposes of the Article 10, Paragraph 2nd, of the Provisional Measure (Medida Provisória) No. 2.200-2, of August 24, 2001, that their signatures through electronic means are binding, effective, efficient and provides authenticity, integrity and legal validity to this instrument, being this Commitment an extrajudicial executive title for all legal purposes.

Chapter IX –Conflicts Resolution

9.1.      Arbitration. Any and all disputes that may arise between the Parties as a result of this Commitment or related to it will be resolved definitively by arbitration, administered by the Market Arbitration Chamber instituted by B3 (“Market Arbitration Chamber”), in accordance with the Arbitration Rules of that institution that are in force at the time of the start of arbitration. In the event that the Arbitration Rules of the Market Arbitration Chamber is omitted in any respect, the Parties agree to apply, in addition, the dispositions provided for in Law No. 9,307/1996.

9.3. Arbitral tribunal. The Arbitral Tribunal will consist of three (3) arbitrators (“Arbitral Tribunal”), who will be appointed according to the Arbitration Rules of the Market Arbitration Chamber. None of the arbitrator to be appointed shall have to be part of the group of arbitrators of the Market Arbitration Chamber, as allowed by Law No. 9,307/96.

9.4. The place of arbitration shall be the city of São Paulo, State of São Paulo, Brazil, local where the arbitral decision shall be declared. The language of the arbitration will be Portuguese.

9.5. The arbitrators must decide based on the applicable Brazilian legislation, provided that the arbitration by equity is prohibited.

9.6. Arbitral proceedings and any documents and information disclosed within the scope of the arbitration will be confidential.

9.7. Appeals to the Courts. The arbitration decision award will be final and binding for the Parties and their sucessors, and the Parties waive any right of appeal. Each Party has the right to appeal to the judicial courts to (i) impose the installation of arbitration; (ii) obtain preliminary measures for the protection or conservation of rights, prior to the constitution of arbitration, if necessary, including to execute any measure that entails specific execution under the terms of § 3 of article 118 of the Brazilian Corporation Law, and any action should not be considered as a waiver of arbitration as the only means of conflict resolution chosen by the Parties; (iii) to execute any decision of the arbitration court, including the arbitration decision; (iv) the legal measures provided for in Law No. 9,307/1996, including the eventual action to seek the annulment of the arbitration award when permitted by law; or (v) execution of this Commitment as an extrajudicial enforcement order. In the case of preliminary injunctions or specific execution submitted to the Judiciary in the cases provided for herein, the Arbitral Tribunal, when constituted, may assess them, having the freedom to maintain or modify the decision issued by the judicial court. For all judicial measures provided for herein, the Parties choose the District Court of the city of São Paulo, State of São Paulo, with the exception of any other, however privileged it may be, except for the measures set forth in item (iii) above, which may be proposed in any competent jurisdiction.

9.8. Costs. Payment of the arbitration fees will be made in accordance with the Arbitration Rules of the Market Arbitration Chamber, and liability for the costs, including administration fees, arbitrators', experts' and technical assistants' fees, as well as legal contractual fees, will be defined by the Arbitral Tribunal, in the arbitral award.

9.9. Commitment Clause. The Parties hereby declare that they are bound by this arbitration clause and undertake to participate in any arbitration that may be proposed, which relates to this instrument, as well as to comply with the arbitration award.

IN WITNESS WHEREOF, the Parties execute this Commitment in 8 (eight) counterparts of the same form and contente, in the presence of the two (2) undersigned witnesses.

São Paulo, August 11, 2020

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